

The Year of



2012
Annual Report

National Presto Industries, Inc.

The Year of Differentiation

AS EXPLAINED IN LAST YEAR'S ANNUAL REPORT, your Company's brick and mortar retail customers have been requesting product differentiation to avoid head to head competition with other retailers, and as a means to combat "Show Rooming." When "Show Rooming," consumers visit retail stores to see, touch and compare products of interest. Using a smart phone, a consumer scans the desired product's bar code, finds the lowest price on the Internet, and places the order online, all while standing in the store. In response, some of the larger retailers brought in exclusive offerings not available on the Internet, while others discontinued popular branded products, including some of your Company's offerings. The resulting sales erosion left your Company with two options, neither of which was appetizing: either expand product offerings to provide more differentiation or lose product placement on retail shelves. Of the two, the first was clearly the more palatable choice.

Multiple offerings do entail additional cost and risk. They divert talent throughout the organization to develop new engineering and industrial designs. They entail investment in new tooling and result in the loss of efficiency, as what was once a long run of a single product requiring common components becomes short runs of a variety of units with multiple components and/or different colors. Inventory carrying costs increase as more inventory must be financed and stored. There is also the potential for carrying excess inventory that ultimately has no customer or disappointing a customer if the sales are brisker than anticipated. The flexibility of "borrowing from Peter to pay Paul" is gone when Peter and Paul are carrying completely different products.

Differentiation in 2012 is illustrated on the cover, which depicts the year's hot air popper line-up. Until 2012, differentiation was limited. The right most product, the Presto® PopLite® corn popper represents the original product introduced in 1978. Immediately to the left is the premium Orville Redenbacher's* Popper by Presto offered to the department store trade 17 years later in 1995, followed by a black version introduced in 2010. In 2012, with the five new poppers shown on the left side, offerings increased from three to eight with two fresh designs in multiple colors.

Table of Contents

2	Financial Highlights
3	Letter to Stockholders
5	Operations Review
7	Subsidiaries
10	Housewares Products
18	Financial Statements
30	Report of Independent Auditor
31	Management's Discussion
36	Report of Independent Auditor—Internal Control
37	Performance Graph
38	Selected Financial Data
38	Summary of Statistics
39	Directors and Officers
39	Stockholder Information

* *"Orville Redenbacher's" and "Gourmet" are registered trademarks of ConAgra Foods.*

Financial Highlights

National Presto Industries, Inc.

(in thousands except per share data)

YEARS ENDING DECEMBER 31,	2012	2011	2010
Net sales	$472,490	$431,021	$479,000
Net earnings	$ 38,875	$ 47,968	$ 63,531
Weighted average common and common equivalent shares outstanding, basic and diluted	6,891	6,876	6,864
Net earnings per common share	$ 5.64	$ 6.98	$ 9.26
Dividends per common share**			
Regular	$ 1.00	$ 1.00	$ 1.00
Extra	5.00	7.25	7.15
2013 Regular	1.00	–	–
2013 Extra	5.50	–	–
Total	$12.50	$ 8.25	$ 8.15
Stockholders' equity per common share outstanding	$42.17	$48.91	$50.11

** *Fiscal year 2012 reflects the 2012 dividend paid in March, as well as a second accelerated payment made in late December of the annual 2013 dividend. The acceleration was occasioned by the uncertainty over the federal income tax rate that would be in effect in 2013.*

2012

National Presto Industries, Inc.
Eau Claire, Wisconsin

To our Stockholders,

There were few surprises in top line results for the Company's three business segments during 2012. In terms of income, however, only the Defense segment results were in the range of expectations. All three segments' earnings were affected by events that were largely extrinsic to normal operations.

For the year, net consolidated sales were $472.5 million, an increase of $41.5 million or 9.6% from the $431.0 million achieved in 2011. The Housewares/Small Appliance segment provided $14.2 million of the increase, which stemmed in large part from the product diversification strategy referenced in the cover story. Defense segment sales were likewise strong, providing an additional $42.6 million of the rise, reflecting in significant part shipments from its backlog of Department of Defense orders. These increases were offset in part by the anticipated reduction in the Absorbent Product segment's sales, principally the result of the drop in shipments to a significant customer. That customer opened its own facility in the fourth quarter of 2011. During 2012, its orders continued but at a dramatically reduced pace. Although a significant portion of the absorbent product decline was offset by shipments to new customers, sales at the segment nevertheless were down $15.3 million from the prior year.

Consolidated net earnings declined for the year to $38.9 million ($5.64 per share) from $48.0 million ($6.98 per share). Increased Housewares/Small Appliance product and ocean freight costs served to offset much of the benefit from the segment's enhanced sales. Nonetheless, operating earnings would have increased slightly over those realized in 2011, but for increased litigation costs stemming from lawsuits of a spurious nature and increased corporate employee health and accident costs. The Defense segment's operating earnings were up only nominally despite the sales increase, in part due to a less favorable mix and to reduced margins related to the five-year 40mm contract awarded in 2010. The earnings were also negatively affected by the classification of a part of last year's less than lethal business purchase price as intangibles. These assets had been classified on a provisional basis as goodwill. Unlike goodwill, intangibles can be written off and in the case of the less than lethal business, are being written off over time. The Absorbent Product segment operating loss of $11.1 million reflects the one-time write-off of equipment and receivables connected with an independent foreign manufacturing facility which has encountered financial difficulties. Although future recovery of some portion of the write-off is possible, given the uncertainties engendered by the foreign country's legal system as well as the financial condition of the manufacturer, the decision was made for book purposes to write the entire amount off. Portfolio earnings were also down from the prior year reflecting the continuation of the ultra low Federal Reserve Board's federal funds target rate which remained at 0.0% to 0.25%.

2012 was largely a year of execution for all three segments. For Housewares/Small Appliance the major focus was the completion and roll out of a sizable number of new products as part of the product diversification program. Execution for the Defense segment occurred in four keys areas: a) the completion of the final processes (largely paperwork) to enable smooth shipments under the "new" FY10 40mm contract; b) integration of last year's purchase of the assets of the less than lethal business; c) further integration of the manufacture of the 40mm round; d) search for new work likely to continue after sequestration (i.e., the 9.4% reduction in Department of Defense budget authority) and the withdrawal from Afghanistan. For Absorbent Products, the primary focus was the transition from what was largely a single customer business to one with multiple customers. For additional details for each segment, please see the Operations section beginning at page 5.

The year was characterized by political uncertainty, chief of which was federal tax policy. As year-end approached, it appeared that the Bush Tax cuts would expire and that a dividend if paid in 2013 would be taxed as ordinary income. Accordingly, to ensure that the Company's stockholders could secure the advantages of the lower Bush Tax rates, the decision was made to pay the entire 2013 dividend late in December, prior to the determination of actual earnings. In early December, the Board of Directors approved dividend action for the 69th consecutive year. A resolution subsequently adopted, authorized disbursement of a single lump sum in December 2012, consisting of a regular dividend of $1.00 per share plus an extra of $5.50 per share.

Looking ahead to 2013, there is little reason to expect economic changes on a macro-level from the past four years. On the bright side, new anti-business legislation or further tax increases are unlikely due to the divided Congress. As Congress has ceded most of its power to the executive branch, however, promulgation of new business-damaging regulations is all but assured. Of particular concern is the additional push for green energy and the possible destruction of the one ray of light in the U.S. economy, the low-cost energy from fracking. With the ongoing implementation of Obama Care, healthcare costs will in all probability continue to climb. The Federal Reserve Board's ultra easy money policy will certainly extend through 2013, including the ongoing bond-buying program. The current confidence in the dollar is surprising given the spiraling debt, the absence of a budget, and the administration's apparent plan to "spend its way into prosperity." At some point, that confidence will end and the value of the dollar will erode, resulting in runaway inflation. The slow economy from this point of view is a blessing and the one thing that is keeping costs somewhat in check.

The Housewares/Small Appliance segment will continue to be fiercely competitive. Maintaining margins will be an ongoing challenge, given price and cost pressures, as well as logistical issues stemming from the product diversification program. The implementation of sequestration and the withdrawal of the troops from Afghanistan are expected to materially reduce Department of Defense requirements and ultimately could have a major impact on the Defense segment. Maintaining sales volume will remain an issue at the Absorbent Product segment as volume from its former major customer is expected to decline further.

On a more positive note, the Housewares/Small Appliance's Presto® product diversification program has been well received and should continue to build in 2013. Although the anticipated reduction in Department of Defense requirements is a significant concern, it is expected to have little effect in 2013, given the Defense segment's healthy backlog. Its customer does, however, retain the right to cancel or modify orders. The Absorbent Products segment has secured new customers with significant potential, whose volume should ultimately, even if not in 2013, more than offset the volume lost from the major customer. In addition, newly designed briefs with premium features are scheduled for introduction in second half 2013. The new briefs should enable the segment to secure additional volume at more attractive margins.

In short, 2013 will be another challenging year. Your Company's strength is its personnel and its strong balance sheet. Both enable it to capitalize on opportunities as well as weather what storms may come.



Maryjo Cohen
Chair of the Board and President

Housewares/Small Appliance Segment

Business Climate

Economic conditions in 2012 mirrored those of 2011. Once again, brick and mortar retailers had a disappointing holiday season, while Internet sales grew at an extraordinary pace. The "Show Rooming" phenomenon described in last year's report and in this year's cover story was even more evident in 2012.

As explained in last year's report, the use of direct-import/private label programs as a defense against Show Rooming and head to head competition with fellow retailers creates other issues for the retail industry. Products purchased under such programs are often poorly designed and of questionable quality. Likewise, they are typically "off brands" that may not have credibility with the consumer. Given the potential returns and recalls engendered by such products, as well as the requirement to carry high levels of inventory, retailers have begun to question that approach. As a result, in 2012, several began carrying differentiated Presto® branded offerings. These offerings were largely responsible for the Housewares/Small Appliance segment's net sales increase of $14.2 million or 10.8% in 2012 over those of the prior year.

Virtually all housewares and small appliances are imported from China. Product costs are thus heavily influenced by currency exchange rates (the U.S. dollar versus the Chinese Renminbi (RMB)); the price of oil (which has a major impact on the cost of material); Chinese minimum labor rates; and ocean freight rates. In recognition of the impact of the shrinking dollar (decreased nearly 8% during 2010 and 2011) and Chinese labor rates (increased at the rate of 44% over that same two year period), the Company was able to secure small price increases on most of its items. Those increases were more than offset by further cost increases in 2012. While the exchange rates and the price of oil remained relatively steady throughout 2012, Chinese minimum labor rates did increase 13.65%. In contrast to 2011 when ocean freight rates dropped due to excess supply, rates in 2012 climbed precipitously as ocean freight carriers removed older vessels from service. Logistics issues resulting from the product diversification program also served to increase shipping costs. Nevertheless, but for products litigation costs incurred to defend largely spurious matters and increases in corporate health care costs, Housewares/Small Appliance operating earnings would have increased from 2011's levels.

As 2012 closed, the Chinese RMB, which is controlled by the Chinese government, began to increase once again vis-à-vis the U.S. dollar. Given the Federal Reserve's easy money policies and the budget deficits, further deterioration of the dollar's value is expected in 2013. In addition, the Chinese minimum wage is expected to increase once again. The combination of a shrinking dollar and increased wages will result in higher cost goods. Ocean carrier freight rates are forecasted to remain high. The carriers operate through an ocean shipping conference that operates much like a cartel. With the removal of excess vessels from service, there is no reason for carriers to break rank.

Accordingly, controlling costs in 2013 will once again be a challenge. Nonetheless, the Housewares/Small Appliance segment continues to enjoy major advantages over its competitors. Unlike many of its competitors who rely on Chinese factories to design and inspect their products, the segment has its own engineering design staff and quality control personnel, which assure that its products are well designed and of high quality. It has long-standing relationships with its suppliers, some of which exceed thirty years, and its suppliers are both qualified and reputable. Finally, the segment has the financial resources to make advance commitments, to support promotional activities, and to carry adequate inventory to service its customers, which in turn results in timely deliveries.

New Products

As mentioned in the cover story, during 2012, the Housewares/Small Appliance segment introduced several new products as part of a differentiation program. That differentiation varied from complete new products like the poppers shown on the Cover to additional color options to special packaging design. Depicted in A and B below are two distinctively designed deep fryers, each of which was tooled from scratch for the program. Both are attractively styled, make five delicious servings, and feature special covers which enable the user to lower food



A


PRESTO

B


C

into the oil without spattering. The new griddle/warmer shown in C was also offered as part of the differentiation program. The griddle has a unique tray designed for use in four positions as illustrated in the main and three inset photographs. When placed in an upright position, it is a handy shield protecting the back splash from spatters; when positioned face down, it becomes a steam chamber, perfect for melting cheese on a burger, poaching an egg, or steaming a bun; when tilted back into a horizontal position, it becomes a warming tray that is ideal for keeping pancakes or bacon piping hot while preparing additional servings; and when detached from the griddle it is a convenient serving tray. The griddle itself is a heavy-duty casting with nonstick coating inside and out that enables low fat cooking and easy cleaning. It features a cool-touch surround, a slide-out drip tray, adjustable and removable Control Master® thermostat and is fully immersible and dishwasher safe. Its cooking surface holds nine generous servings.

No year is complete without a truly innovative product. The new Dehydro™ dehydrators fit that bill. Introduced as a line, the Dehydro™ consists of three expandable dehydrators: an economy unit, a model with adjustable controls, and a high-end version with digital controls and timer. The Dehydro™ dehydrators are unique in the industry for two reasons. First, they are easy to store—trays nest inside each other, allowing the consumer to store them in a fraction of the space required for competitive units. Second, they are beautifully styled and eye catching. All make delicious jerky, as well as preserve fruit, vegetables, seeds, and herbs naturally and deliciously. Airflow in each is engineered to assure even drying on each tray. The Company also introduced a full line of dehydrating accessories which included mesh drying screens, fruit roll trays, a jerky gun, a variety of jerky seasonings, and extra drying trays. The digital version of the Dehydro™ dehydrator is depicted at D in both its fully assembled (at right) and nested storage positions. Not only is compact storage an important feature for the consumer, but it also provides so-called "green" savings to both your Company and the retailer, as the number of dehydrators that can be placed in a shipping container or truck during transport is more than double that of competitive units. Moreover, the dehydrators are ideal as future differentiated products. Unique offerings can be created simply by packing the units with a different combination of accessories.


D

Rounding out the year's introductions was the 12-inch Foldaway® skillet pictured at E, which is an addition to the Company's line of Foldaway® appliances. Like the 16-inch version unveiled last year, the skillet features a heavy duty casting for even heat disbursement, nonstick surface inside and out, a heat control probe for precision temperature control, a glass cover, a convenient pouring spout that doubles as a handy spoon rest for stirring and serving—plus the ability to clean and store the appliance with ease. As shown in the inset pictures at E, the casting lifts off the base, the base handles fold in, and the entire base nests into the skillet casting. Each part fits comfortably into the dishwasher. The skillet is also handsome with stylish stainless steel trim, making it an ideal serving piece.


E

Presto Manufacturing Company

Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company

Jackson, Mississippi

Canton Sales & Storage Company

Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Both also enjoy free port status and comparatively low cost ratings under shippers tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex is significant, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company

Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Funds in excess of immediate capital needs are invested in relatively risk-free, short-term instruments, thus assuring their ready availability for both internal expansion (like the purchase of the land and new buildings for the less than lethal business) and acquisitions (like last year's purchase of the less than lethal business assets).

The Federal Reserve Board establishes the parameters for short-term investments and the return thereon. At the end of 2008, the Federal Reserve Board reduced the federal funds rate to a target of 0% to 0.25%. The Fed has announced that these low interest rates will in all probability continue through late 2014. Ultimately, the Fed's actions are expected to prove highly inflationary. In the interim they have depressed overall yields. The reduction in yields served to decrease earnings by 48.6% from 2011 levels.

Defense Segment

AMTEC Corporation

Janesville, Wisconsin

Spectra Technologies, LLC

(A subsidiary of AMTEC Corporation)
East Camden, Arkansas

Amron

(A division of AMTEC Corporation)
Antigo, Wisconsin

AMTEC Less Lethal Systems, Inc.

(A subsidiary of AMTEC Corporation)
Bull Shoals, Arkansas
Perry, Florida (2nd Quarter 2013)

AMTEC Corporation's (AMTEC) product line includes ordnance items such as low and high velocity 40mm training cartridges shown in F, non-lethal sponge grenades shown at G and the low and high explosive tactical rounds for the U.S. Government shown at H. Spectra Technologies, LLC (Spectra), East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor of the Department of Defense (DOD) and as a subcontractor for other DOD prime contractors, including AMTEC. LAP production involves the loading of explosives for ammunition and a variety of demolition devices. Amron, Antigo, Wisconsin, manufactures medium caliber cartridge cases (20mm, 25mm, 30mm and 40mm) and the 40mm body for the prime contractors to the U.S. Armed Services, which include its parent, AMTEC. AMTEC Less-Lethal Systems (ALLS), Bull Shoals, Arkansas (scheduled to move to Perry, Florida during second quarter 2013), produces smoke and tear gas grenades, specialty impact munitions, diversionary devices and stun munitions, provides support accessories like launchers and gas masks, and training for the use of these


F
G
H


ALS
ALSG273
TRI-ACTION
CS SMOKE
ALS
I J K

items. Pictures of three of the product categories the subsidiary makes—the smoke, tear gas, and flash/bang grenades—are depicted above, at I through K, respectively. Additional products the segment produces and sells can be found on the segment's web sites, www.amteccorp.net and www.lesslethal.com.

During the review year, net sales increased by 21.1% from the prior year, while operating profit was up nominally. The rise in sales was largely due to increased shipments under the five-year contract awarded in 2010. The various issues incident to the new contract that served to delay shipments in 2011, e.g., re-approval of automated acceptance inspection equipment designs and new first article testing, were resolved. The segment returned to its normal on-time shipment practices, delivering both that which had been deferred and that which was scheduled for the year. Operating profits were affected by a variety of items chief of which were a less favorable product mix and reduced margins related to the new five-year 40mm contract. As mentioned in the stockholder letter, operating earnings were also reduced by the amortization of a portion of the less than lethal asset purchase price that was ultimately classified as intangible assets rather than goodwill.

At the time of purchase, it was clear that the less than lethal leased facility in Bull Shoals, Arkansas was too small, and the business would need to be moved to an area that would provide the requisite space for manufacture, storage and customer training. The development of the plan to move the business from Arkansas to Florida, which includes designing and construction of new facilities to house the business, has been a major element of the effort to integrate the acquisition into the segment.

The segment historically has purchased the bodies of its 40mm tactical rounds from a competitor. During the review year, it made all of the grenade bodies for the high velocity tactical rounds. Late in 2012, it completed its first article testing for the low velocity M433 round's body, known as a "cup and skirt." Production of the cup and skirt is scheduled to begin in 2013. The M433 round is one of the few that may be loaded at a facility of the contractor's choice rather than the designated government-owned company operated loading plant. Accordingly, it is being loaded at the segment's LAP facility, Spectra. In 2013, the entire round—fuze, body, case, and LAP—will be produced by the segment.

The Defense segment has been focused on identifying, bidding, and securing new business that is likely to continue after the withdrawal from Afghanistan and the implementation of the sequester. An example of one such business opportunity is the M759 fuze that is used on the M789 30mm cartridge. The segment started initial production of the fuze in 2012 under subcontract to General Dynamics Ordnance and Tactical Systems. The round has been used extensively in Iraq and Afghanistan, and future requirements at reasonable levels are expected. Efforts to secure other new business with strong future prospects will continue to be a major focus in 2013.

Defense backlog at year-end 2012 remains healthy and should enable the segment to enjoy reasonable revenues in 2013. The backlog was approximately $310 million compared to the prior year's $342 million.

Absorbent Products Segment

Presto Absorbent Products,Inc. (PAPI)

Eau Claire, Wisconsin

This segment produces disposable adult briefs and underwear under private label and its own house brand, PRESTO®. Shown below at L through N are the four-colored brief packaging for its light, premium, and supreme briefs and at O and P its four-color underwear packaging for its premium supreme, and its FlexRight® stretch underwear. These products can also be found on its web site, www.prestoabsorbent.com.

As expected, 2012 was a difficult year for the segment due to open capacity, as its major customer continued to ramp up production at its new facility. Shipments to the customer dropped by more than 52%. In excess of 58% of that lost business was replaced by shipments to new customers or through increases in shipments to customers secured during the prior years' customer diversification program. The segment's competitors had also sold significant quantities of product to the major customer and as a result, were likewise left with open capacity. Given the greying of America, the market will ultimately absorb the additional capacity. In the interim, however, the business became cutthroat, as competitors aggressively fought with each other over the remaining business. The segment's reduction in volume had an unfortunate effect on its burden absorption, which in turn reduced operating margins. Of far greater impact, however, were the financial woes of a Mexican manufacturing company, which had been purchasing materials from the segment and with which the segment had a royalty arrangement for the use of the segment's technology and equipment. The decision to setup a reserve for the entire amount of collectibles due and to write-off the remaining book value of the equipment located in the manufacturer's factory transformed what would have been a small operating profit into a sizable loss. Although future recovery of some portion of the write-off is possible, given the uncertainties engendered by Mexican laws and the financial condition of the manufacturer, the decision was made to write off the entire amount in 2012.


Presto
Briefs/Caleçons/Pañales
Presto Plus
Briefs/Caleçons/Pañales
Presto Supreme
Briefs/Caleçons/Pañales
Presto Plus
UNDERWEAR
Sous-vêtement/Ropa interior
Presto Supreme
FLEXRIGHT UNDERWEAR
Sous-vêtement/Ropa interior
L
M
N
O
P

Shipments to the segment's former major customer are expected to continue in 2013, however, at a significantly reduced rate. Many of the new customers added during the past three years are major distributors that have historically focused on branded rather than private label products. Having had a taste of the margins that can be enjoyed with private label products made by the segment, these customers are changing their strategy to emphasize their private labels. That change should ultimately result in sales volume that far exceeds that which the segment had secured from its former major customer.

The 2013 year will be a busy one for the Absorbent Product segment. New brief equipment is scheduled to arrive, which will enable it to introduce during the second half a line of briefs featuring greater absorbency and stretch panels for improved comfort and fit. The new product line should not only increase volume, but also enhance margin. In addition, equipment needed to complete its retail offering, a bladder control pad machine and an underpad machine, will be arriving in the latter part of 2013 and early 2014. Retailers have indicated reluctance to enter a business relationship with a company that cannot supply the entire line from its own facilities. The fact that the machines are on order qualifies the segment to bid and secure awards in the interim.

Despite the difficulties encountered to date, the adult incontinence market continues to hold real promise. U.S production of absorbent products remains cost effective, as most major raw materials are still produced in the United States. In addition, transport of finished goods from foreign sources remains prohibitively expensive, due to the bulky nature of the product. The U.S. is the ideal market for the disposable adult garments. The target users are the incontinent, which are typically elderly. With the aging baby boomers, product demand will continue to grow exponentially.

The products on the following pages and those shown on pages 5 and 6 provide a representation of the complete Presto® Housewares/Small Appliance product line.

Die Cast Control Master® Appliances

Electric Skillets

Presto® electric skillets feature a heavy cast aluminum base for even heat distribution and a premium nonstick finish for stick-free cooking and easy cleaning. The Control Master® heat control accurately maintains the proper cooking temperatures and detaches for complete immersibility.





A

A. 16-inch Electric Foldaway® Skillet

The Foldaway® skillet combines utility with beauty. Its generous size easily accommodates family size meals. And the skillet is easy to clean and store. The casting lifts off the base, the base handles fold in, and the entire base nests into the skillet casting. Each part fits comfortably into the dishwasher. Its elegant glass cover, stylish stainless-steel trimmed base, and handy spoon rest make this skillet ideal as a buffet server.



B

B. 16-inch Electric Skillet with Glass Cover

This skillet features a generous-sized nonstick cooking surface and extra-high sidewalls. Uniquely and beautifully styled handles along with a tempered glass cover enable it to double as a buffet server.



C

C. 16-inch Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra-sized high-sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high dome design easily accommodates large roasts, fowl or ham.

11-inch Electric Skillet also available.



D

D. 16-inch Electric Skillet with Removable Handles

This space-saving skillet features detachable handles for easy dishwasher cleaning and compact storage. The handles remove, with no tools required, and conveniently nest in the base. Generous cooking and serving capacity is assured with the skillet's 16-inch base with high sidewalls and built-in pour spout/spoon rest. The tempered glass cover with stay-cool handle allows the skillet to easily double as a stylish buffet server when entertaining.

Multi-Cookers

E. Options™ multi-cooker/steamer

This attractive nonstick multi-cooker steams seafood, vegetables, and rice; roasts pork, beef, and poultry; boils pasta; cooks soups, stews, and casseroles; and deep fries chicken and fish. A basket is included for convenient steaming, blanching, and deep frying. The tempered glass cover allows the user to monitor cooking progress. The Control Master® heat control maintains accurate temperatures. With the heat control removed, the multi-cooker is fully immersible and dishwasher safe.

Kitchen Kettle™ multi-cooker/steamer also available.



E

Electric Griddles

All Presto® griddles feature heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for easy cleaning. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

F. Tilt'nDrain™ BigGriddle® cool touch griddle



F

This griddle's 19- x 15-inch grilling surface cooks as many as 12 slices of french toast, 12 pancakes or 12 sandwiches at a time—50% more than standard jumbo-sized griddles. Pull the special Tilt'nDrain™ handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, and hamburgers; push the handles in and the surface returns to the level position, ideal for eggs, pancakes, and french toast. Handy slide-out drip tray removes for easy cleaning.

Cool Touch Tilt'nDrain™ Griddle with 14- x 15-inch grilling surface also available.

G. Cool Touch Electric Foldaway® Griddle



G

This griddle has an efficient "square" shape that holds more eggs, pancakes, and sandwiches than conventional rectangular griddles. Its exclusive Foldaway® feature allows the legs to fold up for compact storage, saving valuable cabinet space. It stores easily in most cabinets. The griddle has a cool-touch surround with a handy slide-out drip tray.

H. 22-inch Electric Griddle with Removable Handles



H

This extra-large griddle will cook enough food for the entire family and still store neatly in the kitchen cabinet. Handles detach from the base with ease (no tools required) for compact storage. A specially patterned cooking surface provides enhanced nonstick performance. Handy slide-out drip tray removes for easy cleaning.

22-inch Electric Griddle with classic handles and nonstick surface also available.

I. Liddle Griddle® mini-griddle



I

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch nonstick cooking surface makes one or two servings with virtually all the convenience of the larger griddles. Features a built-in grease well.

J. Cool Touch Electric Griddle



J

This sleek family-size griddle offers a generous 10½- by 20-inch cooking area that is ideal for any meal or appetizer. Its protective cool-touch base features a handy slide-out drip tray that removes for easy cleaning.

16-inch Electric Griddle also available.

Die Cast Control Master® Appliances

Indoor Grill


PRESTO
A

A. Cool Touch Electric Indoor Grill

Enjoy delicious grilled food anytime with this cool-touch indoor grill. Its raised-grid grilling surface channels grease drippings away from food for healthier cooking into a slide-out drip tray. The Control Master® heat control automatically maintains the desired cooking temperature. Included for easy cleaning is a specially designed spatula/scraper. Grill is completely immersible and dishwasher safe with the heat control detached.

Electric Die Cast Deep Fryers


FryDaddy
B

B. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The fryer features a preset thermostat to hold the ideal frying temperature automatically. The handy scoop stirs, separates, lifts, drains, and serves. The snap-on lid permits oil storage in the fryer without spills or odors.

GranPappy® electric deep fryer, which makes six servings with six cups of oil, is also available.


C

C. DualDaddy® electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape easily accommodates large pieces of chicken or fish. This fryer, like the FryDaddy® and GranPappy® deep fryers, maintains the perfect frying temperature automatically. A handy scoop stirs, separates, lifts, and drains. The snap-on lid enables oil to be stored right in the fryer to use again and again.

Cool Touch Deep Fryers


CoolDaddy
D

D. CoolDaddy® cool touch deep fryer

Fry up to six big servings of food in this compact cool-touch deep fryer, available in both white and black. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. The replaceable charcoal filter absorbs frying odors. Temperature settings are easily selected with the adjustable thermostat. The signal light indicates when the oil is ready for frying. The nonstick pot removes for quick and easy cleaning.


E

Stainless Steel Appliances

E. Stainless Steel Electric Deep Fryer

Fry crispy french fries, shrimp, chicken, onion rings and more in this space-saving 1-liter size deep fryer. It is sleekly styled with a brushed stainless steel exterior and an anodized aluminum interior for fast, uniform heating. This model fries with the vented cover closed. A built-in screen helps to reduce spattering.


FryDaddy
F

F. FryDaddy® Elite electric deep fryer

This deep fryer combines fresh styling with the favored features of the original FryDaddy® deep fryer. The brushed stainless steel exterior with an anodized aluminum interior assures fast, uniform heating for frying delicious french fries, shrimp, doughnuts, appetizers, and more. Because it uses only four cups of oil to fry four servings of food, it offers fast preheat time and oil temperature recovery—saving time and money. A preset thermostat maintains the ideal frying temperature automatically. Handy scoop lifts, drains, and serves. With a handy snap-on lid, the oil stores easily without spills or odor.


G

G. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This 12-cup capacity deep fryer offers dual baskets for frying two foods at once or extra large batches. It fries perfect, crisp food every time. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery. The handy oblong-shaped baskets are the ideal shape for frying large pieces of chicken or fish. A variety of cooking temperatures can be selected with the adjustable thermostat, and the handy signal light indicates when the oil is ready for frying. The cover with filter is included to reduce spattering and odors. Both the heating element and enameled pot remove for easy cleanup.

Stainless Steel Digital ProFry™, single basket 9-cup immersion fryer with electronic controls, also available.


H

H. 12-cup Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction ensures lasting beauty and easy cleaning.

6-cup Stainless Steel Coffee Maker also available.


I

I. Stainless Steel Electric Wok

Prepare healthy, delicious stir-fry meals in this easy-to-use electric wok. A 1500-watt heating element provides the high searing temperature needed for stir-fry cooking, while the Control Master® heat control automatically maintains the desired cooking temperature. The wok is made of luxurious stainless steel with an aluminum-clad base to ensure fast, uniform cooking. Wok and tempered glass cover are fully immersible with the heat control detached.


J

J. FlipSide™ Belgian waffle maker

This handsomely-styled waffle maker bakes an extra large and thick Belgian waffle. The key to this product is the flip mechanism which enables the unit to rotate 180 degrees, cooking a waffle with a crisp exterior and a fluffy, tender interior. After use, the unique flip mechanism also enables the waffle maker to lock in the vertical position for compact, space-saving storage. A conveniently located digital timer at the base of the unit signals when the waffle is done. Heavy die cast waffle grids are coated with a premium nonstick coating insuring fast heat-up, speedy cooking, perfect browning and easy release every time.

Convenience Appliances


A

A. Pizzazz® Plus rotating oven

The Pizzazz® Plus not only bakes the perfect pizza but also provides the ultimate in convenience for preparing delectable appetizers (fresh or frozen), toasted sandwiches, and favorite frozen foods like chicken wings, jalapeño poppers, and fish fillets. It even bakes cookies and cinnamon rolls using ready-to-use dough. Its rotating tray assures perfect, even baking. Separately controlled top and bottom heating elements enable custom results—from soft to crunchy bottoms, and from lightly baked to delightfully browned tops. And it is fast—there is no preheating. It also saves up to 60% in energy compared to conventional ovens. Cleaning is easy too—the removable nonstick baking pan wipes clean and is compact for convenient storage.


B

B. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store.

Professional SaladShooter® electric slicer/shredder with added capacity, four processing cones and funnel guide also available.


C

C. PowerCrisp™ microwave bacon cooker

Make crisp, delicious bacon in your microwave oven with this special bacon cooker. Bacon cooks leaner and healthier than pan-fried because fat drips away from the bacon into a deep base. An easy-grasp handle wraps around the entire base so it's always within reach. The bacon cooker is fully immersible and dishwasher safe. Removable cooking racks separate and stack in the base for easy storage.

Tea Kettles


D

E

D. Electric Tea Kettle

This tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. An internal thermostat automatically shuts the kettle off if it boils dry.

E. Heat 'n Steep® electric tea kettle

This versatile five-cup tea kettle not only heats water, but also steeps most any type of tea. A built-in thermometer, complete with a color-coded temperature guide, enables the user to determine the point at which the water is at the correct temperature for brewing green, white, oolong, black, red, and herbal teas. A special infuser for loose tea or tea bags locks on to the tea kettle lid when the water is at the correct temperature, or alternatively can be used in a cup to brew an individual serving of tea. The kettle's built-in electronic timer is then set to the exact steeping time required for the specific tea being brewed. The result—a perfect pot or cup of tea every time. The tea kettle shuts off automatically if it is boiled dry.

Popcorn Poppers



F. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2½ minutes with virtually no unpopped kernels. For butter lovers, the detachable butter cup conveniently melts butter and doubles as a handy measuring cup.

Orville Redenbacher's Hot Air Popper by Presto (in white and black) also available.*

F

G. PowerPop® microwave multi-popper

This popper has truly proven itself as the microwave popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with butter for a true butter flavor or without shortening for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher's* Gourmet* Popping Corn. The popper bowl and cover are fully immersible and dishwasher safe.

G



H

H. Electric Stirring Popper

Pop great-tasting popcorn in this big six-quart stirring popper. It utilizes a unique scalloped stirring arm to evenly distribute kernels, assuring superb popping performance. The popper makes both delicious classic and kettle corn quickly, easily, and automatically, with virtually no unpopped kernels. The transparent cover lets you see the corn pop and doubles as a handy serving bowl. A built-in butter melter distributes butter over corn as it pops. The nonstick popping surface makes cleanup easy. Base nests inside cover for compact storage.

Orville Redenbacher's Stirring Popper by Presto (with black or red base) also available.*

I. Orville Redenbacher's* Theater Popper by Presto

This convenient, home-sized theater popper provides the perfect ambiance for family movie nights. Its lighted cabinet and transparent walls create the look of an authentic theater popper. Its stainless steel kettle features a motorized stirring arm for enhanced popping performance. The kettle tilts to transfer up to seven cups of popped corn into the cabinet tray. The cabinet holds up to 24 cups of popped corn.


THEATER POPPER

I

* *"Orville Redenbacher's" and "Gourmet" are registered trademarks of ConAgra Foods.*

Convenience Appliances


CLEAR
SET
CLOCK
TIMER
PRESTO
A

A. 4-in-one Clock/Timer

This handsome timer offers four handy functions in one compact unit—timer, stopwatch, calendar, and clock. The easy-to-read digital display shows hours, minutes, and seconds. It times up to 24 hours with a loud electronic tone that signals when time is up. As many as four activities can be timed at once. The memory stores three different timer settings. The special clip-on back converts to an easel stand and has a magnet that adheres to metal surfaces. A heavy-duty battery is included.

Electronic Digital Timer also available.

B. 7-Function Canning Kit

This six-piece canning kit provides a complete set of accessories for home canning. Included in the kit are a digital timer, canning funnel, combination bubble remover/lid lifter, jar lifter, jar wrench, and kitchen tongs. The easy-to-use timer counts down processing times from any setting up to 99 minutes and 59 seconds. The timer also counts up and has a clip, easel stand, and magnet for use or storage on metal surfaces.


B


EVERSHARP
C

C. EverSharp® electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

Professional EverSharp® three stage electric knife sharpener also available.


D

D. 16-Cup Digital Stainless Steel Rice Cooker/Steamer

This deluxe stainless steel model cooks 4 to 16 cups of white or brown rice, then automatically switches to the keep-warm mode. Digital push buttons illuminate when selecting the cook function for white or brown rice as well as the keep-warm mode. Special steaming basket is included for conveniently steaming vegetables and cooking rice at the same time. The nonstick pot lifts out for easy serving and cleaning.

6-Cup Rice Cooker, makes 2 to 6 cups of rice, also available (in white).

E. HeatDish® Plus parabolic electric heater

This heater keeps the user toasty warm, even in a large, chilly room, with heat that is felt directly, almost instantly, without first heating the entire room. A parabolic reflector focuses energy like a satellite dish, delivering heat that feels like three times that provided by 1500-watt convection heaters. As it uses only 1000 watts, it saves energy and money. It can help save enough on electric bills to pay for itself in as little as one year. The top-mounted thermostatic control provides an infinite range of heat settings, and a recessed handle makes it easy to carry the heater from room to room. A loud buzzer sounds if tip-over occurs while the element is energized. The heater also automatically shuts off in case of tip-over or overheating.


HeatDish
E

Pressure Canners and Cookers

F. Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/ cover lock allows pressure to build only when the cover is fully closed and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 16- and 23-quart sizes. (23-quart size shown).
Also available without steam gauge in 16-quart liquid capacity size.


F

Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Soups, appetizers, poultry, meat, fish, rice, vegetables and even desserts cook to perfection in minutes—three to ten times faster than ordinary cooking methods. Cookers are available in both polished aluminum and gleaming stainless steel.


G


H


I

G. 8-Quart Aluminum Pressure Cooker

This cooker is generously proportioned to cook up a giant pot of soup or a family-sized meal in a hurry. Durable aluminum construction provides quick and even heating. It is easy and safe to use—the cover lock indicator shows at a glance if there is pressure inside the cooker and prevents the cover from being opened until pressure is safely reduced. When its handy rack is in place, several foods can be cooked at once with no intermingling of flavors, colors or odors.

4- and 6-quart sizes also available.

H. 6-Qt. Stainless Steel Pressure Cooker

This sleek and modernly styled 6-quart pressure cooker offers the same speed, efficiency, and safety of its aluminum counterpart. It features the long lasting beauty of gleaming stainless steel. With its tri-clad, impact-welded base, uniform heat distribution is assured.

Traditionally styled 4- and 6-quart size stainless steel models also available.

I. 8-Quart Stainless Steel Pressure Cooker with Quick Pressure/ Steam Release

This premium pressure cooker is crafted of gleaming stainless steel. Fast, even heating is assured with a tri-clad base featuring a layer of aluminum sandwiched between two layers of stainless steel. It features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.

National Presto Industries, Inc.

Consolidated Balance Sheets

(Dollars in thousands except share and per share data) DECEMBER 31	2012		2011	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 37,437		$ 73,995
Marketable securities		55,586		59,360
Accounts receivable	$ 82,554		$ 74,995	
Less allowance for doubtful accounts	6,111	76,443	1,361	73,634
Inventories:				
Finished goods	33,851		32,759	
Work in process	40,340		50,462	
Raw materials	9,173	83,364	11,285	94,506
Deferred tax assets		8,906		6,140
Other current assets		9,018		21,270
Total current assets		270,754		328,905
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	2,010		1,955	
Buildings	30,708		29,348	
Machinery and equipment	90,700		90,305	
	123,418		121,608	
Less allowance for depreciation and amortization	61,553	61,865	57,340	64,268
GOODWILL AND INTANGIBLE ASSETS		17,722		18,468
NOTE RECEIVABLE		3,571		—
		$353,912		$411,641
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 39,077		$ 48,344
Federal and state income taxes		1,642		1,567
Accrued liabilities		15,254		16,035
Total current liabilities		55,973		65,946
DEFERRED INCOME TAXES		7,368		9,405
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock, $1 par value: Authorized: 12,000,000 shares at December 31, 2012 and 2011 Issued: 7,440,518 shares at December 31, 2012 and 2011 Outstanding: 6,894,158 and 6,875,001 shares at December 31, 2012 and 2011, respectively	$ 7,441		$ 7,441	
Paid-in capital	4,472		3,539	
Retained earnings	295,643		$342,873	
Accumulated other comprehensive income	53		72	
	307,609		353,925	
Less treasury stock, at cost, 546,360 and 565,517 shares at December 31, 2012 and 2011, respectively	17,038		17,635	
Total stockholders' equity		290,571		336,290
		$353,912		$411,641

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.

Consolidated Statements of Comprehensive Income

(In thousands except share and per share data)

FOR THE YEARS ENDED DECEMBER 31	2012	2011	2010
Net sales	$472,490	$431,021	$479,000
Cost of sales	377,627	337,262	365,426
Gross profit	94,863	93,759	113,574
Selling and general expenses	35,144	20,022	16,323
Operating profit	59,719	73,737	97,251
Other income, principally interest	705	1,288	2,104
Earnings before provision for income taxes	60,424	75,025	99,355
Provision for income taxes	21,549	27,057	35,824
Net earnings	$ 38,875	$ 47,968	$ 63,531
Weighted average common shares outstanding:			
Basic	6,889	6,875	6,864
Diluted	6,891	6,876	6,864
Net earnings per share:			
Basic	$ 5.64	$ 6.98	$ 9.26
Diluted	$ 5.64	$ 6.98	$ 9.26
Comprehensive income:			
Net earnings	$ 38,875	$ 47,968	$ 63,531
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on available-for-sale securities	(19)	(57)	(514)
Comprehensive income	$ 38,856	$ 47,911	$ 63,017

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands except per share data)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, 2010	SHARES OF COMMON STOCK OUTSTANDING	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2009	6,858	$7,441	$2,037	$343,930	$643	$(18,179)	$335,872
Net earnings	–	–	–	63,531	–	–	63,531
Unrealized loss on available-for-sale securities, net of tax	–	–	–	–	(514)	–	(514)
Dividends paid March 15, $1.00 per share regular, $7.15 per share extra	–	–	–	(55,889)	–	–	(55,889)
Other	7	–	701	(1)	–	237	937
Balance December 31, 2010	6,865	7,441	2,738	351,571	129	(17,942)	343,937
Net earnings	–	–	–	47,968	–	–	47,968
Unrealized loss on available-for-sale securities, net of tax	–	–	–	–	(57)	–	(57)
Dividends paid March 15, $1.00 per share regular, $7.25 per share extra	–	–	–	(56,665)	–	–	(56,665)
Other	10	–	801	(1)	–	307	1,107
Balance December 31, 2011	6,875	7,441	3,539	342,873	72	(17,635)	336,290
Net earnings	–	–	–	38,875	–	–	38,875
Unrealized loss on available-for-sale securities, net of tax	–	–	–		(19)	–	(19)
Dividends paid March 15, $1.00 per share regular, $5.00 per share extra	–	–	–	(41,292)	–	–	(41,292)
Dividends paid December 28, $1.00 per share regular, $5.50 per share extra	–	–	–	(44,814)	–	–	(44,814)
Other	19	–	933	1	–	597	1,531
Balance December 31, 2012	6,894	$7,441	$4,472	$295,643	$ 53	$ (17,038)	$290,571

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.

Consolidated Statements of Cash Flows

(In thousands)

FOR THE YEARS ENDED DECEMBER 31	2012	2011	2010
Cash flows from operating activities:			
Net earnings	$38,875	$ 47,968	$ 63,531
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provision for depreciation	10,136	9,037	8,637
Loss (gain) on disposal and impairment of property, plant and equipment	5,843	10	(1,290)
Provision for doubtful accounts	5,629	1,037	50
Deferred income taxes	(4,792)	5,096	(399)
Intangibles amortization	1,049	–	–
Other	568	618	500
Changes in operating accounts:			
Accounts receivable, net	(6,546)	16,936	1,194
Inventories	11,091	(10,284)	(14,557)
Other current assets	10,360	(6,729)	(5,604)
Accounts payable and accrued liabilities	(9,999)	(711)	6,138
Federal and state income taxes payable	128	(4,292)	(432)
Net cash provided by operating activities	62,342	58,686	57,768
Cash flows from investing activities:			
Marketable securities purchased	(26,023)	(40,962)	(45,464)
Marketable securities — maturities and sales	29,767	82,521	62,109
Acquisition of property, plant and equipment	(13,584)	(15,003)	(17,972)
Notes issued	(3,500)	(220)	(1,580)
Sale of property, plant and equipment	8	6	1,365
Acquisition of businesses, net of cash acquired	(246)	(4,526)	–
Net cash provided by (used in) investing activities	(13,578)	21,816	(1,542)
Cash flows from financing activities:			
Dividends paid	(86,106)	(56,665)	(55,889)
Other	784	439	408
Net cash used in financing activities	(85,322)	(56,226)	(55,481)
Net increase (decrease) in cash and cash equivalents	(36,558)	24,276	745
Cash and cash equivalents at beginning of year	73,995	49,719	48,974
Cash and cash equivalents at end of year	$ 37,437	$73,995	$ 49,719
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 26,532	$26,686	$36,479

The accompanying notes are an integral part of the Consolidated Financial Statements.

National Presto Industries, Inc.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements
In preparation of the Company's Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Basis of Presentation
The Consolidated Financial Statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note L.

(3) Reclassifications
Certain reclassifications have been made to the prior periods' financial statements to conform to the current period's financial statement presentation. These reclassifications did not affect net earnings or stockholders' equity as previously reported.

(4) Fair Value of Financial Instruments
The Company utilizes the methods of determining fair value as described in Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* to value its financial assets and liabilities. ASC 820 utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

(5) Cash, Cash Equivalents and Marketable Securities
Cash and Cash Equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits. Money market funds are reported at fair value determined using quoted prices in active markets for identical securities (Level 1, as defined by FASB ASC 820).

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $4,091,000 and $5,313,000 at December 31, 2012 and 2011, respectively, are included as reductions of cash and cash equivalents or bank overdrafts in accounts payable, as appropriate.

Marketable Securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Highly liquid, tax-exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securities.

At December 31, 2012 and 2011, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the following table. All of the Company's marketable securities are classified as Level 2, as defined by FASB ASC 820, with fair values determined using significant other observable inputs, which include quoted prices in markets that are not active, quoted prices of similar securities, recently executed transactions, broker quotations, and other inputs that are observable. There were no transfers into or out of Level 2 during 2012.

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES
December 31, 2012				
Tax-exempt Municipal Bonds	$24,412	$24,494	$ 94	$12
Variable Rate Demand Notes	31,092	31,092	–	–
Total Marketable Securities	$55,504	$55,586	$ 94	$12
December 31, 2011				
Tax-exempt Municipal Bonds	$26,214	$26,326	$128	$16
Variable Rate Demand Notes	33,034	33,034	–	–
Total Marketable Securities	$59,248	$59,360	$128	$16

Proceeds from sales of marketable securities totaled $29,767,000 in 2012, $82,521,000 in 2011, and $62,109,000 in 2010. There were no gross gains or losses related to sales of marketable securities during the years ended December 31, 2012, 2011 and 2010. Net unrealized losses included in other comprehensive income were $30,000, $87,000 and $792,000 before taxes for the years ended December 31, 2012, 2011, and 2010, respectively. No unrealized gains were reclassified out of accumulated other comprehensive income during the same periods.

The contractual maturities of the marketable securities held at December 31, 2012 are as follows: $5,697,000 within one year; $25,566,000 beyond one year to five years; $8,520,000 beyond five years to ten years, and $15,803,000 beyond ten years. All of the instruments in the beyond five year ranges are variable rate demand notes which as noted above can be tendered for cash at par plus interest within seven days. Despite the stated contractual maturity date, to the extent a tender is not honored, the notes become immediately due and payable.

(6) Accounts Receivable

The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 to 60 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions.

(7) Inventories

Housewares/Small Appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventories for the Defense and Absorbent Products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(8) Property, Plant and Equipment

Property, plant and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Straight-line depreciation is provided in amounts sufficient to charge the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long lived assets consisting principally of property, plant, and equipment, for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable. See Note Q for a discussion of impairment charges recorded in the fourth quarter of 2012.

(9) Goodwill and Intangible Assets

The Company recognizes the excess cost of acquired entities over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. No goodwill impairments were recognized during 2012, 2011, or 2010. The Company's goodwill as of December 31, 2012 and 2011 was $14,325,000 and $14,023,000, respectively, relating entirely to its Defense Products segment, which had no cumulative impairment charges at December 31, 2012. During 2012 and 2011, $302,000 and $2,538,000, respectively, was added to goodwill as a result of the acquisition of the assets of ALS Technologies, Inc., more fully described in Note P.

Intangible assets primarily consist of the value of customer relationships, trademarks, product backlogs, and non-compete agreements recognized as a result of the acquisition of the assets of ALS Technologies, Inc. mentioned above. Intangible assets are amortized on a straight-line basis that approximates economic use, over periods ranging from one to nine years. The gross carrying amount of the intangible assets subject to amortization was $4,445,000 at both December 31, 2012 and 2011, and accumulated amortization was $1,049,000 and $0 at December 31, 2012 and 2011, respectively. Amortization expense was $1,049,000, $0, and $0 during the years ended December 31, 2012, 2011, and 2010, respectively. The amortization expense for 2012 was recorded entirely in the fourth quarter, as the value of the intangible assets became known at that time. Estimated amortization expense for the five succeeding years are shown in the following table:

YEARS ENDING DECEMBER 31	(In thousands)
2013	$ 667
2014	667
2015	667
2016	663
2017	550

The amounts shown above related to goodwill and intangible assets subject to amortization differ from amounts previously reported as a result of provisional accounting related to the 2011 ALS Technologies, Inc. acquisition that was completed during the fourth quarter of 2012.

(10) Revenue Recognition

For all of its segments, the Company recognizes revenue when product is shipped or title passes pursuant to customers' orders, the price is fixed and collection is reasonably assured. For the Housewares/Small appliance segment, the Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment. Net sales for this segment are calculated by deducting early payment discounts and cooperative advertising allowances from gross sales. The Company records cooperative advertising allowances when revenue is recognized. See Note A(11) for a description of the Company's policy for sales returns.

(11) Sales and Returns

Sales are recorded net of estimated discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

(12) Shipping and Handling Costs

In accordance with FASB ASC 605-45, *Revenue Recognition*, the Company includes shipping and handling revenues in net sales and shipping costs in cost of sales.

(13) Advertising
The Company's policy is to expense advertising as incurred and include it in selling and general expenses. Advertising expense was $210,000, $70,000, and $9,000 in 2012, 2011, and 2010, respectively.

(14) Product Warranty
The Company's Housewares/Small Appliance segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through a corporate service repair operation. The Company estimates its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. The following table shows the changes in product warranty liability for the period:

	(In thousands)	
YEAR ENDED DECEMBER 31	2012	2011
Beginning balance January 1	$341	$326
Accruals during the period	528	523
Charges/payments made under the warranties	(481)	(508)
Balance December 31	$388	$341

(15) Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation — Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. As more fully described in Note F, the Company awards non-vested restricted stock to employees and executive officers.

(16) Income Taxes
Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Income tax contingencies are accounted for in accordance with FASB ASC 740, *Income Taxes.* See Note H for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities.

(17) Recently Issued Accounting Pronouncements
In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities.* ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross and net information about these instruments. In January 2013, the FASB issued ASU No. 2013-01, *Balance Sheet (Topic 210), Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* ASU 2013-01 clarifies that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11. Specifically, ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB ASC or subject to a master netting arrangement or similar agreement. ASU 2011-11 and 2013-01 are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not expect the adoption of either ASU will have a material impact on the Company's financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *Amendments to Topic 220, Comprehensive Income.* Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU were to be applied retrospectively. For public entities, the amendments were effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption was permitted, because compliance with the amendments was already permitted. The amendments did not require any transition disclosures. In December 2011, the FASB deferred the requirement to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income with the issuance of ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* Companies are required to either present amounts reclassified out of other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements. During the deferral period, there is no requirement to separately present or disclose the reclassification adjustments into net income. The effective date of the deferral is consistent with the effective date of the ASU No. 2011-05. Except for the deferral of the presentation of reclassifications of items out of accumulated other comprehensive income, the Company adopted ASU 2011-5 retrospectively in the first quarter of 2012. In February 2013, the FASB issued ASU 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,* which adds additional disclosure requirements for items reclassified out of accumulated other comprehensive income and will be effective for the first interim reporting period in 2013. The Company does not expect the adoption of the remaining deferred provisions of ASU 2011-05 to have a material impact on its Consolidated Financial Statements.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $29,463,000 and $30,159,000 as of December 31, 2012 and 2011, respectively, and consists of housewares/small appliance finished goods. Under LIFO, inventories are valued at approximately $6,375,000 and $5,518,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2012 and 2011, respectively. During the years ended December 31, 2012, 2011, and 2010, $858,000, $5,474,000, and $601,000, respectively, of a LIFO layer was liquidated. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/Small Appliance segment.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

Increase (Decrease) – (In thousands except per share data)

YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2012	$ (857)	$ 546	$ 0.08
2011	$ (1,313)	$ 832	$ 0.12
2010	$ (1,850)	$ 1,169	$ 0.17

This information is provided for comparison with companies using the FIFO basis.

Inventory for Defense, Absorbent Products, and raw materials of the Housewares/Small Appliance segments are valued under the FIFO method and total $53,901,000 and $64,347,000 at December 31, 2012 and 2011, respectively. The December 31, 2012 FIFO total is comprised of $4,388,000 of finished goods, $40,340,000 of work in process, and $9,173,000 of raw material and supplies. At December 31, 2011 the FIFO total was comprised of $2,600,000 of finished goods, $50,462,000 of work in process, and $11,285,000 of raw material and supplies.

C. ACCRUED LIABILITIES:

At December 31, 2012, accrued liabilities consisted of product liability $6,395,000, payroll $5,721,000, environmental $1,875,000, and other $1,263,000. At December 31, 2011, accrued liabilities consisted of payroll $6,472,000, product liability $6,052,000, environmental $2,250,000, and other $1,261,000.

The Company is self-insured for health care costs, although it does carry stop loss and other insurance to cover health care claims once they reach a specified threshold. The Company is also subject to product liability claims in the normal course of business. It is partly self-insured for product liability claims, and therefore records an accrual for known claims and estimated incurred but unreported claims in the Company's Consolidated Financial Statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies. See Note K for a discussion of environmental remediation liabilities.

D. TREASURY STOCK:

As of December 31, 2012, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares. No shares were reacquired in 2012, 2011, or 2010. Treasury shares have been used for stock based compensation and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share also includes the dilutive effect of additional potential common shares issuable under the Company's stock-based Incentive Compensation Plan, which are determined using the treasury stock method. Unvested stock awards, which contain non-forfeitable rights to dividends, whether paid or unpaid ("participating securities"), are included in the number of shares outstanding for both basic and diluted earnings per share calculations.

F. STOCK-BASED COMPENSATION:

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees and executive officers under the Incentive Compensation Plan approved by stockholders on May 18, 2010, which authorized 50,000 shares to be available for grants. The Compensation Committee of the Company's Board of Directors approves all stock-based compensation awards for employees and executive officers of the Company. The Company grants restricted stock that is subject to continued employment and vesting conditions, but has dividend and voting rights, and uses the fair-market value of the Company's common stock on the grant date to measure the fair value of the awards. The fair value of restricted stock is recognized as expense ratably over the requisite serviced period, net of estimated forfeitures. The Company does not capitalize stock-based compensation costs.

During 2012, 2011, and 2010, the Company granted 1,695, 3,402 and 3,328 shares of restricted stock, respectively, to 16 employees and executive officers of the Company. The restricted stock vests on specified dates in 2015 through 2018, subject to the recipients' continued employment or service through each applicable vesting date.

The Company recognized pre-tax compensation expense in the Consolidated Statements of Comprehensive Income related to stock-based compensation of $91,000, $29,000, and $3,000 in 2012, 2011, and 2010, respectively. Certain accrued bonuses as of December 31, 2009 were converted to restricted stock awards during 2010. The fair value of the awards on the 2010 grant date was $238,000, which approximates the amount that was included in selling and general expense in the Consolidated Statement of Comprehensive Income for 2009 when the bonuses were accrued.

As of December 31, 2012, there was approximately $449,000 of unrecognized compensation cost related to the restricted stock awards that is expected to be recognized over a weighted-average period of 4.3 years. There were no shares of restricted stock that vested during 2012, 2011, or 2010.

The following table summarizes the activity for non-vested restricted stock:

	2012		2011		2010	
	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE
Non-vested at beginning of period	6,730	$101.26	3,328	$109.38	–	$ –
Granted	1,695	76.43	3,402	93.32	3,328	109.38
Forfeited	(32)	93.60	–	–	–	–
Non-vested at end of period	8,393	$ 96.28	6,730	$101.26	3,328	$109.38

G. 401(k) PLAN:

The Company sponsors a 401(k) retirement plan that covers substantially all non-union employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from treasury stock, including the Company's related cash dividends, totaled $1,391,000 in 2012, $1,030,000 in 2011, and $904,000 in 2010. In addition, the Company made cash contributions of $781,000 in 2012, $697,000 in 2011, and $667,000 in 2010 to the 401(k) Plan. The Company also contributed $396,000, $369,000, and $370,000 to the 401(k) retirement plan covering its union employees at the Amron Division of the AMTEC subsidiary during the years ended December 31, 2012, 2011, and 2010, respectively.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

(In thousands)

YEARS ENDED DECEMBER 31	2012	2011	2010
Current:			
Federal	$22,165	$17,596	$30,318
State	4,187	4,365	5,905
	26,352	21,961	36,223
Deferred:			
Federal	(3,938)	4,972	(997)
State	(865)	124	598
	(4,803)	5,096	(399)
Total tax provision	$21,549	$27,057	$35,824

The effective rate of the provision for income taxes as shown in the Consolidated Statements of Comprehensive Income differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRE-TAX INCOME		
	2012	2011	2010
Statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	3.6	3.9	4.6
Tax-exempt interest and dividends	(0.3)	(0.5)	(0.7)
Other	(2.6)	(2.3)	(2.8)
Effective rate	35.7%	36.1%	36.1%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2012	2011
Deferred tax assets		
Doubtful Accounts	$3,245	$ 541
Insurance (primarily product liability)	2,412	2,306
Vacation	961	951
Environmental	745	894
Goodwill and other intangibles	697	859
Other	846	589
Total deferred tax assets	8,906	6,140
Deferred tax liabilities		
Depreciation	7,339	9,366
Other	29	39
Net deferred tax liabilities	7,368	9,405
Net deferred tax assets (liabilities)	$1,538	$(3,265)

The Company establishes tax reserves in accordance with FASB ASC 740, *Income Taxes*. As of December 31, 2012, the carrying amount of the Company's gross unrecognized tax benefits was $209,000 which, if recognized, would affect the Company's effective income tax rate.

The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2012 and 2011:

	(In thousands)	
	2012	2011
Balance at January 1	$ 248	$ 418
Additions for tax positions taken related to the current year	56	87
Additions for tax positions taken related to prior years	115	12
Settlements	(210)	(269)
Balance at December 31	$ 209	$ 248

It is the Company's practice to include interest and penalties in tax expense. During the years ended December 31, 2012 and 2011, the Company accrued approximately $13,000 and $11,000 in interest, respectively.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. During the year ended December

31, 2012, the Company finalized its most recent audit by the Internal Revenue Service for the tax years 2009 and 2010. For all states in which it does business, the Company is subject to state audit statutes.

I. COMMITMENTS AND CONTINGENCIES:

The Company is involved in largely routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

As of December 31, 2012, the Company had commitments to purchase approximately $13,900,000 of equipment for the Absorbent Products segment, most of which is expected to be received by the Company in 2013. The Company also had commitments of approximately $2,500,000 for the Defense segment, which is part of its facility construction project in Florida scheduled for completion in 2013. The construction project is more fully described in Note P.

J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, one customer accounted for 10% and 11% of consolidated net sales for the years ended December 31, 2012 and 2010, respectively. In the Absorbent Products segment, one customer accounted for 12% and 11% of consolidated net sales for the years ended December 31, 2011 and 2010, respectively.

The Company sources most of its housewares/small appliances from vendors in the Orient and, as a result, risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. As the majority of the Housewares/Small Appliance segment's suppliers are located in China, periodic changes in the U.S. dollar and Chinese Renminbi (RMB) exchange rates do have an impact on the segment's product costs. To date, any material impact from fluctuations in the exchange rate has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign transaction gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2012, 2011, and 2010, almost all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, with the award of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources. As of December 31, 2012, 242 employees of Amron, or 24% of the Company's total workforce, are members of the United Steel Workers union. The contract between Amron and the union is effective through February 28, 2015.

Raw materials for the Absorbent Products segment are commodities that are typically available from multiple sources.

K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established, and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the City of Eau Claire. As of December 31, 2012, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2012, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on- and off-site; however, should environmental agencies require additional studies, extended monitoring, or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material effect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $1,875,000 and $2,250,000 as of December 31, 2012 and 2011, respectively, and is included in accrued liabilities on the balance sheet.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2013	$ 310
2014	245
2015	230
2016	215
2017	200
Thereafter	675
	$1,875

L. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are Housewares/Small Appliances, Defense Products, and Absorbent Products. Sales for all three segments are primarily to customers in North America.

The Housewares/Small Appliance segment designs, markets, and distributes housewares and small appliances. These products are sold primarily in the United States and Canada directly to retail outlets and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance products from non-affiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in 2001 with the acquisition of AMTEC Corporation, which manufactures precision mechanical and electromechanical assemblies for the U.S. Government and prime contractors. During 2005, and again during 2010, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition cartridges for a period of five years. AMTEC's manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies, LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. Government and prime contractors. During 2006, the segment was expanded with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin, which primarily manufactures cartridge cases used in medium caliber (20-40mm) ammunition. In 2011 the segment was further augmented with the purchase of certain assets of ALS Technologies, Inc. of Bull Shoals, Arkansas, which manufactures less than lethal ammunitions. The Company has begun the process of relocating this operation to Perry, Florida. See Note P for further discussion of the relocation.

The Absorbent Products segment was started in 2001 with the acquisition of certain assets from RMED International, Inc, forming Presto Absorbent Products, Inc. This company manufactured diapers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia manufacturer of adult incontinence products and training pads for dogs. Starting in 2004, the company began making adult incontinence products at the Company's facilities in Eau Claire, Wisconsin. The segment's products are sold to distributors and other absorbent product manufacturers. In 2007, the Company completed the closure of the Georgia facility and consolidated its absorbent products manufacturing in the Eau Claire, Wisconsin facility. It no longer manufactures dog pads or baby diapers.

In the following summary, operating profit represents earnings before other income (loss), principally interest income, and income taxes. The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliance segment for all periods presented below.

(In thousands)	HOUSEWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2012				
External net sales	$ 145,023	$244,998	$82,469	$472,490
Gross profit	27,858	64,095	2,910	94,863
Operating profit	15,714	55,071	(11,066)	59,719
Total assets	194,214	102,406	57,292	353,912
Depreciation and amortization	1,088	4,203	5,894	11,185
Capital expenditures	1,138	2,681	9,765	13,584
Year ended December 31, 2011				
External net sales	$ 130,852	$202,372	$97,797	$431,021
Gross profit	27,016	62,006	4,737	93,759
Operating profit	16,716	55,049	1,972	73,737
Total assets	238,534	109,137	63,970	411,641
Depreciation	993	3,469	4,575	9,037
Capital expenditures	3,249	1,558	10,196	15,003
Year ended December 31, 2010				
External net sales	$ 157,474	$240,762	$80,764	$479,000
Gross profit	37,032	68,071	8,471	113,574
Operating profit	27,558	61,443	8,250	97,251
Total assets	256,945	106,487	51,701	415,133
Depreciation	926	3,650	4,061	8,637
Capital expenditures	1,117	3,473	13,382	17,972

M. OPERATING LEASES:

The Company leases office, manufacturing, and warehouse facilities and equipment under noncancelable operating leases, many of which contain renewal options ranging from one to five years. Rent expense was approximately $826,000, $806,000, and $771,000 for the years ended December 31, 2012, 2011, and 2010, respectively. Future minimum annual rental payments required under operating leases are as follows:

YEARS ENDING DECEMBER 31	(In thousands)
2013	$ 300
2014	22
2015	22
2016	22
2017	22
Thereafter	13
	$ 401

N. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2012 and 2011:

(In thousands except per share data)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE (BASIC)	EARNINGS PER SHARE (DILUTED)
2012					
First	$ 96,773	$20,352	$ 9,344	$1.36	$1.36
Second	117,114	19,594	8,703	1.26	1.26
Third	116,813	22,907	9,401	1.36	1.36
Fourth	141,790	32,010	11,427	1.66	1.66
Total	$472,490	$94,863	$38,875	$5.64	$5.64
2011					
First	$108,886	$21,954	$11,363	$1.65	$1.65
Second	98,268	20,665	10,817	1.57	1.57
Third	104,861	23,657	12,386	1.80	1.80
Fourth	119,006	27,483	13,402	1.96	1.96
Total	$431,021	$93,759	$47,968	$6.98	$6.98

As shown above, fourth quarter sales are significantly impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment purchases inventory during the first three quarters to meet the sales demand of the fourth quarter. The other segments are typically non-seasonal. During the fourth quarter of 2012, the Company's provision for doubtful accounts, impairment charges, and intangible asset amortization expenses were significantly higher than historical quarterly results, and further discussion is included in Note A(9) and Note Q.

O. LINE OF CREDIT AND COMMERCIAL LETTERS OF CREDIT:

The Company maintains an unsecured line of credit for short term operating cash needs. The line of credit is renewed each year at the end of the third quarter. As of December 31, 2012 and 2011, the line of credit limit was set at $5,000,000, with $0 outstanding on both dates. The interest rate on the line of credit is reset monthly to the London Inter-Bank Offered Rate (LIBOR) plus one half of one percent. In addition, the Company had issued commercial letters of credit totaling $3,380,000 and $1,940,000 as of December 31, 2012 and 2011, respectively, related to performance on certain customer contracts. As of December 31, 2012, the entire balance of the letters of credit was unused.

P. BUSINESS ACQUISITION:

On November 1, 2011, the Company purchased the assets of ALS Technologies, Inc., a small Arkansas manufacturer of less than lethal ammunition. Products include smoke and tear gas grenades, specialty impact munitions, diversionary devices and stun munitions, support accessories like launchers and gas masks, as well as training for the use of its products. Sales for 2011, including the portion of the year prior to the purchase, were $8,046,000. The products are sold primarily to law enforcement, corrections, and military. The acquisition was immaterial to the Company's Consolidated Financial Statements. The purchase price allocation included in the Company's financial statements was finalized during 2012 upon the completion of a business valuation. During the second half of 2012, the Company began the process of relocating this operation to Perry, Florida, which is expected to be completed during the second quarter of 2013. The cost of the relocation is expected to be immaterial to the Company's Consolidated Financial Statements.

Q. OTHER:

During 2011, the Company entered into a royalty agreement with another absorbent products company. Under the agreement, it received royalties for its trademarks, technology, know-how, and the use of equipment that embodies that technology and know-how. It also purchased and sold to the other company the requisite materials for the use of the technology. However, because of ongoing financial issues at the other absorbent products company, sales of the requisite materials to the facility were discontinued during 2012. During 2012 and 2011, incident to the royalty agreement, the Company recognized material sales of $598,000 and $4,874,000 (classified as Net Sales) and royalty income (included in Selling and General Expense) of $247,000 and $479,000, respectively. Further, because of the other facility's financial difficulties, the Company reserved for all receivables from the other facility by increasing the provision for doubtful accounts by $3,887,000 during 2012. In addition, the Company fully reserved for a note receivable of $1,592,000 and recorded impairment on equipment of $5,725,000 during the fourth quarter of 2012 (each classified as Selling and General Expense).

The Company has also entered into a licensing agreement with another firm that is developing certain products that would complement the assortment of products currently sold by the Housewares/Small Appliances segment. Under the agreement, the Company has advanced the entity funds, and has agreed to advance the entity additional funds as certain goals are achieved. In addition, the Company has also agreed to pay royalties to the entity on the commercial sales of the developed products. As of December 31, 2012, a note receivable plus accrued interest of $3,571,000 related to the license agreement was classified as Note Receivable on the Company's Consolidated Balance Sheet.

Report of Independent Registered Public Accounting Firm



Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 18, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin
March 18, 2013

National Presto Industries, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in this Company's 2012 Annual Report to Shareholders, in the Form 10-K, in the Proxy Statement for the annual meeting to be held May 21, 2013, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to Consolidated Financial Statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production from machine issues; work or labor disruptions stemming from a unionized work force; changes in government requirements and funding of government contracts; failure of subcontractors or vendors to perform as required by contract; the efficient start-up and utilization of capital equipment investments; and political actions of federal and state governments which could have an impact on everything from the value of the U.S. dollar vis-à-vis other currencies to the availability of affordable labor and energy. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

2012 COMPARED TO 2011

Readers are directed to Note L, "Business Segments," to the Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2012 and 2011.

On a consolidated basis, sales increased by $41,469,000 (10%), gross margins increased by $1,104,000 (1%), and selling and general expense increased by $15,122,000 (76%). Other income, principally interest, decreased by $583,000 (45%), while earnings before provision for income taxes decreased by $14,601,000 (20%), and net earnings decreased by $9,093,000 (19%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliance net sales increased $14,171,000 from $130,852,000 to $145,023,000, or 11%, which was attributable to an increase in units shipped. Defense net sales increased by $42,626,000, from $202,372,000 to $244,998,000, or 21%, primarily reflecting an increase in unit shipments, a significant part of which was attributable to shipments from the segment's backlog of Department of Defense orders. Absorbent Products net sales decreased by $15,328,000 from $97,797,000 to $82,469,000, or 16%, primarily from a decrease in unit shipments due in large part to a decline in shipments to a significant customer which opened its own facility during the fourth quarter of 2011.

Housewares/Small Appliance gross profit increased $842,000 from $27,016,000 (21% of sales) in 2011 to $27,858,000 (19% of sales) in 2012, primarily reflecting the increase in sales mentioned above, largely offset by increases in product and ocean freight costs. Defense gross profit increased $2,089,000 from $62,006,000 (31% of sales) to $64,095,000 (26% of sales), reflecting the increase in sales mentioned above, approximately 84% of which was offset by a less favorable product mix primarily related to the five-year 40mm contract awarded in 2010. Absorbent products gross profit decreased $1,827,000, from $4,737,000 (5% of sales) to $2,910,000 (4% of sales), reflecting the decrease in sales mentioned above and lower production efficiencies due largely to the inability to absorb fixed costs incident to the sales decline, partially offset by lower costs on certain key raw materials.

Selling and general expenses for the Housewares/Small Appliance segment increased $1,844,000 from the prior year's levels. Significant items were increased litigation costs stemming from lawsuits of a spurious nature and increased employee health and accident costs of $1,400,000 and $696,000, respectively, partially offset by decreases in accruals for environmental costs and bad debts of $413,000 and $339,000, respectively. Defense segment selling and general expenses increased $2,067,000, primarily reflecting ongoing operational costs of $1,474,000 and intangible asset amortization of $1,049,000, both associated with the acquisition of a less than lethal manufacturing facility during the fourth quarter of 2011. The acquisition and intangible asset amortization are more fully described in Note P, "Business Acquisition," and Note A(9), "Goodwill and Intangible Assets," to the Company's Consolidated Financial Statements. Selling and general expenses for the Absorbent Products segment increased $11,211,000, stemming from the financial difficulties of a foreign independent manufacturing facility. During 2012, due to uncertainties attributed to the facility's government's legal system and the financial health of the facility, all Company-owned equipment located at the foreign facility was written off, as well as all note and accounts receivables related to the facility. Future recovery of some portion of that write-off is possible.

The above items were responsible for the change in operating profit.

Other income decreased $583,000, which was attributable to lower interest income resulting from decreased yields on lower dollars of marketable securities invested.

Earnings before provision for income taxes decreased $14,601,000 from $75,025,000 to $60,424,000. The provision for income taxes decreased from $27,057,000 to $21,549,000, which resulted in an effective income tax rate of 36% in both years. Net earnings decreased $9,093,000 from $47,968,000 to $38,875,000.

2011 COMPARED TO 2010

Readers are directed to Note L, "Business Segments," to the Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2011 and 2010.

On a consolidated basis, sales decreased by $47,979,000 (10%), gross margins decreased by $19,815,000 (17%), and selling and general expense increased by $3,699,000 (23%). Other income, principally interest, decreased by $816,000 (39%), while earnings before provision for income taxes decreased by $24,330,000 (25%), and net earnings decreased by $15,563,000 (25%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliance net sales decreased $26,622,000 from $157,474,000 to $130,852,000, or 17%, which was primarily attributable to a decrease in units shipped, largely attributed to the growing retail trend of purchasing private label products, coupled with a phenomenon known as the just in time consumer, resulting in the retailers' failure to maintain adequate stock when the consumers were ready to make a purchase. Defense net sales decreased by $38,390,000, from $240,762,000 to $202,372,000, or 16%, primarily reflecting a decrease in unit shipments, which has had the effect of deferring sales to a later date. Absorbent Products net sales increased by $17,033,000 from $80,764,000 to $97,797,000, or 21%, primarily from an increase in unit shipments due in large part to its successful implementation of its customer diversification program.

Housewares/Small Appliance gross profit decreased $10,016,000 from $37,032,000 (24% of sales) in 2010 to $27,016,000 (21% of sales) in 2011, primarily reflecting the decrease in sales mentioned above, augmented by increased commodity costs. Defense gross profit decreased $6,065,000 from $68,071,000 (28% of sales) to $62,006,000 (31% of sales), reflecting the decrease in sales mentioned above, approximately half of which was offset by realized efficiencies and a more favorable product mix. Absorbent products gross profit decreased $3,734,000, from $8,471,000 (11% of sales) to $4,737,000 (5% of sales), primarily reflecting increased commodity costs, inefficiencies stemming from the installation and startup of new production equipment, and a fire on one of the segment's machines. The decrease was further augmented by differences in year to year supplier rebate timing, which favorably affected prior year margins by $401,000.

Selling and general expenses for the Housewares/Small Appliance segment increased $826,000 from the prior year's levels. Significant items were increases in employee benefit cost and bad debt accruals of $1,076,000 and $350,000, respectively, and legal and professional costs of $260,000, partially offset by decreases in self-insurance and environmental reserves of $771,000 and $159,000, respectively. Defense segment selling and general expenses increased $329,000, primarily reflecting increases in legal and professional costs of $127,000, employee benefit costs of $51,000, and other individually insignificant items. Selling and general expenses for the Absorbent Products segment increased $2,544,000. The most significant items were the absence of the prior year's gain on the sale of obsolete equipment of $1,293,000 and an increase in the reserve for bad debts of $638,000.

The above items were responsible for the change in operating profit.

Other income decreased $816,000, which was attributable to lower interest income resulting from decreased yields on lower dollars of marketable securities invested.

Earnings before provision for income taxes decreased $24,330,000 from $99,355,000 to $75,025,000. The provision for income taxes decreased from $35,824,000 to $27,057,000, which resulted in an effective income tax rate of 36% in both years. Net earnings decreased $15,563,000 from $63,531,000 to $47,968,000.

LIQUIDITY AND CAPITAL RESOURCES

2012 COMPARED TO 2011

Cash provided by operating activities was $62,342,000 during 2012 as compared to $58,686,000 during 2011. The principal factors behind the increase in cash provided can be found in the changes in the components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2012 were net earnings of $38,875,000 and decreases in inventory levels and deposits with vendors included in other current assets. These were partially offset by a decrease in net payables and an increase in accounts receivable levels. Of particular note during 2011 were net earnings of $47,968,000, reflecting a decrease in late fourth quarter sales and a reduction in accounts receivable levels. These items were offset by increases in inventory levels and deposits with vendors included in other current assets, and a decrease in payable levels.

Net cash used in investing activities was $13,578,000 during 2012 as compared to $21,816,000 provided by investing activities during 2011. Of note during 2012 were the acquisition of plant and equipment of $13,584,000, primarily to support the expansion of the Absorbent Products segment, and a note receivable of $3,500,000. The note receivable is described further in Note Q, "Other," to the Consolidated Financial Statements. These were partially offset by net maturities/sales of marketable securities of $3,744,000. Of note during 2011 were net maturities/sales of marketable securities of $41,559,000, partially offset by the acquisition of plant and equipment of $15,003,000, primarily to support the expansion of the Absorbent Products segment, and the acquisition of assets comprising a small business in the Defense segment, described in Note P to the Consolidated Financial Statements, of $4,526,000.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's Consolidated Balance Sheets that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2012 and 2011, $31,092,000 and $33,034,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

Cash used in financing activities for 2012 and 2011 differed primarily as a result of the payment of two dividends in 2012. The first was the 2012 dividend paid in March, while the second was an accelerated payment made in late December of the annual 2013 dividend. The acceleration was occasioned by the uncertainty over the federal income tax rates that would be in effect in 2013. In contrast, a single payment was made in 2011 per the Company's normal practice.

As a result of the foregoing factors, cash and cash equivalents decreased in 2012 by $36,558,000 to $37,437,000.

Working capital decreased by $48,178,000 to $214,781,000 at December 31, 2012 for the reasons stated above. The Company's current ratio was 4.8 to 1.0 at December 31, 2012, compared to 5.0 to 1.0 at December 31, 2011.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments per existing authorized projects and for additional projects if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and cash equivalents and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The bulk of its marketable securities are invested in the tax-exempt variable rate demand notes described above and in municipal bonds that are pre-refunded with escrowed U.S. Treasuries. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. Comparative yields during 2012 were lower than those in the preceding year. The lower yields, combined with a decrease in the Company's investment holdings, served to decrease interest income. There can be no assurance that interest rates will not continue to decline. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

2011 COMPARED TO 2010

Cash provided by operating activities was $58,686,000 during 2011 as compared to $57,768,000 during 2010. The principal factors behind the increase in cash provided can be found in the changes in the components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2011 were net earnings of $47,968,000, reflecting a decrease in late fourth quarter sales and a reduction in accounts receivable levels. These items were offset by increases in inventory levels and deposits with vendors included in other current assets, and a decrease in payable levels. Of particular note during 2010 were net earnings of $63,531,000 and an increase in payable levels, largely reflecting deposits received from one customer during the year. Also of note were an increase in inventory levels and a change in other current assets attributable to additional deposits made to vendors.

Net cash provided by investing activities was $21,816,000 during 2011 compared to $1,542,000 used during 2010. Of note during 2011 were net maturities/sales of marketable securities of $41,559,000, partially offset by the acquisition of plant and equipment of $15,003,000, primarily to support the expansion of the Absorbent Products segment, and the acquisition of assets comprising a small business in the Defense segment, described in Note P to the Consolidated Financial Statements, of $4,526,000. Of note during 2010 was the $17,972,000 of cash used in the acquisition of plant and equipment primarily to support the expansion of the Absorbent Products segment. The purchase of plant and equipment was essentially funded through the sale of marketable securities.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's Consolidated Balance sheets that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2011 and 2010, $33,034,000 and $37,779,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

The Company increased its dividends paid in 2011 by $0.10, which accounted for the increase in cash used in financing activities.

As a result of the foregoing factors, cash and cash equivalents increased in 2011 by $24,276,000 to $73,995,000.

Working capital decreased by $15,852,000 to $262,959,000 at December 31, 2011 for the reasons stated above. The Company's current ratio was 5.0 to 1.0 at December 31, 2011, compared to 5.2 to 1.0 at December 31, 2010.

DEFENSE SEGMENT BACKLOG

The Company's Defense segment contract backlog was approximately $310,000,000 at December 31, 2012, and $342,000,000 at December 31, 2011. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders.

It is anticipated that the backlog will be produced and shipped during an 18 to 24-month period.

CONTRACTUAL OBLIGATIONS

The below table discloses a summary of the Company's specified contractual obligations at December 31, 2012:

	PAYMENTS DUE BY PERIOD (In thousands)				
CONTRACTUAL OBLIGATIONS	TOTAL	UNDER 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Operating lease obligations. .	$ 401	$ 300	$ 44	$44	$13
Purchase obligations [1]	201,073	201,073	–	–	–
Earn-out payments[2]	3,000	–	3,000	–	–
Total	$204,474	$201,373	$3,044	$ 44	$13

[1] *Purchase obligations includes outstanding purchase orders at December 31, 2012. Included are purchase orders issued to the Company's housewares manufacturers in the Orient, to equipment manufacturers of absorbent products machinery, and to material suppliers and building contractors in the Defense and Absorbent Products segments. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's or other customers' products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.*

[2] *The Company has agreed to make certain payments dependent upon the future performance of a Defense segment subsidiary based upon its anticipated future level of earnings.*

CRITICAL ACCOUNTING POLICIES

The preparation of the Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories: New Housewares/Small Appliance product introductions are an important part of the Company's sales to offset the morbidity rate of other Housewares/Small Appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete or excess inventory as a result of low or diminishing demand for a product. There were no such obsolescence issues that had a material effect during the current year and, accordingly, the Company did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory. Inventory risk for the Company's other segments is not deemed to be significant, as products are largely built pursuant to customers' specific orders.

Self-Insured Product Liability & Health Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs, although it does carry stop loss and other insurance to cover claims once a health care claim reaches a specified threshold. The Company's insurance coverage varies from policy year to policy year, and there are typically limits on all types of insurance coverage, which also vary from policy year to policy year. Accordingly, the Company records an accrual for known claims and incurred but not reported claims, including an estimate for related legal fees in the Company's Consolidated Financial Statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. There are no known claims that would have a material adverse impact on the Company beyond the reserve levels that have been accrued and recorded on the Company's books and records. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

Sales and Returns: Sales are recorded net of discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A(17) to the Consolidated Financial Statements for information related to the effect of adopting new accounting pronouncements on the Company's Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents primarily consist of money market funds. Based on the accounting profession's 2005 interpretation of cash equivalents under FASB ASC 230, the Company's 7-day variable rate demand notes are classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every 7 days that can be tendered to the trustee or remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company has had no issues tendering these notes to the trustees or remarketers. Other than a failure of a major U.S. bank, there are no known risks of which the Company is aware that relate to these notes in the current market. The balance of the Company's investments is held primarily in fixed rate municipal bonds with an average life of 1.8 years. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. As the majority of the Housewares/Small Appliance segment's suppliers are located in China, periodic changes in the U.S. dollar and Chinese Renminbi (RMB) exchange rates do have an impact on that segment's product costs. It is anticipated that any potential material impact from fluctuations in the exchange rate will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2012. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of that date.

The Company did make changes to its internal control over financial reporting during the quarter ended April 1, 2012 to address a fourth quarter 2011 personnel change. That personnel change resulted in a segregation of duties issue, which was a deemed material weakness, in which members of the financial staff in the Company's Defense segment had access to automated accounting functions, and thus the potential ability to administer security over the processing of accounting data. The issue was remedied during the first fiscal quarter of 2012. In addition, a quarterly system access review program was instituted to ensure that proper segregation of duties is maintained. There were no other changes to internal control over financial reporting during the year ended December 31, 2012, and none during the quarter ended on that same date, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Assessment of Internal Control over Financial Reporting

The management of National Presto Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, management concluded that, as of December 31, 2012, the Company's internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act, was effective.

The Company's independent registered public accounting firm has issued its report on the effectiveness of the Company's internal control over financial reporting. The report appears on the following page.

Report of Independent Registered Public Accounting Firm Regarding Internal Control



Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Presto Industries, Inc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included on page 35. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, National Presto Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 18, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin
March 18, 2013

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 index") and companies with a December 31, 2012 market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth in the column to the right. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN


National Presto Industries, Inc.
S&P 500 Index
Peer Group
DOLLARS
400
350
300
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012

Assumes $100 invested on December 31, 2007, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

Companies with a Similar Market Capitalization:

Antares Pharma Inc., Basic Energy Services, Inc., Beazer Homes USA, Inc., Blue Nile Inc., CAI International, Inc., Central European Media Enterprises, Ltd., Coca-Cola Bottling Co. Consolidated, Daktronics, Inc., Entropic Communications, Inc., ExamWorks Group, Inc., Federal Signal Corp., Golden Star Resources, Ltd., Intertape Polymer Group, Inc., Multi-Fineline Electronix, Inc., Premiere Global Services, Inc., Solazyme, Inc., Sonus Networks, Inc., Standard Parking Corp., Student Transportation, Inc., USANA Health Sciences, Inc., Zhongpin, Inc.

All of the companies included in the peer group for the performance graph that was contained in the 2011 Annual Report are excluded from the current peer group for all years shown in the above performance graph because the companies do not have a market capitalization between $468 million and $481 million as of December 31, 2012 and therefore do not have a market capitalization similar to that of the Company. The companies removed from the peer group are: Albany Intl. Corp.-CLA, Inc., Belo Corp.-SER A COM, Boyd Gaming Corp., CEC Entertainment Inc., Ceradyne Inc., Greenbrier Companies Inc., Mission NewEnergy Ltd., MTS Systems Corp., Nektar Therapeutics, Orthofix International NV, SkyWest Inc., Speedway Motorsports Inc., Stratasys Inc., Sturm Ruger & Co. Inc., Swisher Hygiene Inc., WD-40 Co., Wright Medical Group Inc.

Selected Financial Data

YEARS ENDED DECEMBER 31	2012	2011	2010	2009	2008
Net sales	$472,490	$431,021	$479,000	$478,468	$448,253
Net earnings	$ 38,875	$ 47,968	$ 63,531	$ 62,576	$ 44,183
Net earnings per share— Basic and Diluted	$ 5.64	$ 6.98	$ 9.26	$ 9.13	$ 6.45
Total assets	$353,912	$411,641	$ 415,133	$402,405	$365,883
Dividends paid per common share applicable to current year*					
Regular	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Extra	5.00	7.25	7.15	4.55	3.25
2013 Regular	1.00	–	–	–	–
2013 Extra	5.50	–	–	–	–
Total	$ 12.50	$ 8.25	$ 8.15	$ 5.55	$ 4.25

** Fiscal year 2012 reflects the 2012 dividend paid in March, as well as a second accelerated payment made in late December of the annual 2013 dividend. The acceleration was occasioned by the uncertainty over the federal income tax rate that would be in effect in 2013.*

Summary of Statistics

68th Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE NET EARNINGS	PER SHARE CASH DIVIDENDS PAID* REGULAR	PER SHARE CASH DIVIDENDS PAID* EXTRA	PER SHARE STOCKHOLDERS' EQUITY
2012	$472,490	$38,875	6,891	$5.64	$2.00	$ 10.50	$42.17
2011	431,021	47,968	6,876	6.98	1.00	7.25	48.91
2010	479,000	63,531	6,864	9.26	1.00	7.15	50.11
2009	478,468	62,576	6,854	9.13	1.00	4.55	49.00
2008	448,253	44,183	6,845	6.45	1.00	3.25	45.38

** Fiscal year 2012 reflects the 2012 dividend paid in March, as well as a second accelerated payment made in late December of the annual 2013 dividend. The acceleration was occasioned by the uncertainty over the federal income tax rate that would be in effect in 2013.*

Record of Dividends Paid and Market Price of Common Stock

	2012 FISCAL YEAR			2011 FISCAL YEAR		
	DIVIDENDS PAID PER SHARE*	MARKET PRICE HIGH	MARKET PRICE LOW	DIVIDENDS PAID PER SHARE*	MARKET PRICE HIGH	MARKET PRICE LOW
First Quarter	$6.00	$105.67	$75.02	$8.25	$136.77	$102.49
Second Quarter	–	76.38	65.19	–	114.21	95.65
Third Quarter	–	77.38	65.06	–	105.44	85.74
Fourth Quarter	6.50	83.37	67.37	–	99.99	82.76
Full Year	$12.50	$105.67	$ 65.06	$8.25	$136.77	$ 82.76

** First quarter 2012 includes a regular dividend of $1.00 and an extra dividend of $5.00; fourth quarter 2012 includes a regular dividend of $1.00 and an extra dividend of $5.50; first quarter 2011 includes a regular dividend of $1.00 and an extra dividend of $7.25.*

Board of Directors

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Chief Financial Officer,
and Treasurer

Richard N. Cardozo
Professor Emeritus, Carlson School of Management,
University of Minnesota;
Former Senior Scholar,
Florida International University

Patrick J. Quinn
Retired Chairman and President, Ayres Associates,
Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor;
Former Principal,
Larson, Allen, Weishair and Company, LLP,
Altoona, Wisconsin,
from October 2004 until retirement in July 2007

Officers and Principal Executives

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Chief Financial Officer,
and Treasurer

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Douglas J. Frederick
Secretary

Gerald R. Schlewitz
Planning and Logistics Manager

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121
Website: www.GoPresto.com

Common Stock

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc.
is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
(800) 962-4284

Annual Meeting of Stockholders

May 21, 2013 at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2012, there were
325 registered stockholders.

Stockholder Inquiries

For general information about the Company,
telephone (715) 839-2244.

Certifications

The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2012 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2012.

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer